FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Relevant Figures

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

[ figures in millions of Mexican pesos, unless otherwise indicated, as of March 2005 ]
					%
		1Q 2005		1Q 2004	Inc.

Revenues	Ps	39,037	Ps	30,550	27.8
EBITDA (1)		18,006		15,357	17.2
Margin (%)		46.1		50.3	(4.2)
Operating income		11,621		10,083	15.3
Margin (%)		29.8		33.0	(3.2)
Net income		6,292		5,735	9.7
Earnings per share (pesos) (2)		0.54		0.48	12.5
Earnings per ADR (dollars) (3)		0.96		0.83	15.7
Outstanding shares (millions) (2)		11,656		11,933	(2.3)
Equivalent ADRs (millions) (3)		583		597	(2.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to TELMEX.com in the Investor Relations section where you will find reconciliation of EBITDA to operating income.

(2) Based on the number of shares outstanding at the end of each period.

  One ADR represents 20 shares.

  - Consolidated TELMEX revenues rose to 39,037 million pesos in the first quarter, 27.8% higher than the same period of the previous year.

  - Operations in Mexico contributed the most to consolidated revenues, with 29,957 million pesos.

  - Domestic long distance revenues increased 103.8% in the quarter due to the incorporation of Embratel totaling 8,949 million pesos, representing 22.9% of total consolidated revenues.

  - The corporate networks business continued to be a growth generator for the company. Revenues related to connectivity and managed networks increased 74.8%, totaling 4,354 million pesos in the quarter.

  - Consolidated revenues from Internet access, both dial-up and broadband, totaled 2,471 million pesos, 55% higher than the previous year. At the end of the quarter, Mexico had more than 1.8 million Internet access accounts, of which 665 thousand were from high-speed access.

  - During the first quarter of 2005, the companies that comprise TELMEX invested 270 million dollars in the expansion and modernization of its telecommunications platform. In particular, 172 million dollars were invested in Mexico in the data and Internet businesses, 82 million dollars were invested in Embratel and 16 million dollars in Latin America.

  - The company's consolidated net debt (4) increased the equivalent of 1.430 billion dollars, or 31.9%, to 5.911 billion dollars.

  - During the quarter, free cash flow (5) generated by TELMEX was approximately 4,363 million pesos.

  Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

  The calculation of free cash flow is presented in page 9 of this report.

Consolidated Income Statements

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

Revenues: At March 31, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America rose to 39,037 million pesos, an increase of 27.8% compared with the same period of 2004. The increase primarily was due to the incorporation of the new subsidiaries that were not included in the first quarter of 2004, mainly Embratel. Of total consolidated revenues, voice revenues represented 79.4% and data transmission revenues represented 17.5%.

Costs and expenses: Operating costs and expenses totaled 27,416 million pesos, 34% higher than the first quarter of the previous year due to the incorporation of the new subsidiaries. In particular, transport and interconnection costs increased 106.5% in the quarter, in spite of the fact that in Mexico, the calling party pays rate decreased. Of total costs and expenses, transport and interconnection costs represented 25.2%, cost of sales and services represented 27.9% and commercial, administrative and general expenses represented 23.6%.

EBITDA and operating income: EBITDA (1) rose to 18,006 million pesos in the first quarter, 17.2% higher than the same period of 2004, producing an EBITDA margin of 46.1%. Operating income totaled 11,621 million pesos, an increase of 15.3% compared with the previous year, and the margin was 29.8% in the quarter.

Comprehensive financing cost: Comprehensive financing cost was positive by 838 million pesos in the quarter. This result was due to a net interest charge of 745 million pesos, with an exchange loss of 572 million pesos resulting from the 0.3% depreciation of the peso to the US dollar and the 0.4% depreciation of the Brazilian real to the US dollar, and to the hedges that the company made, partially offset by a net monetary gain of 479 million pesos.

Majority net income: Majority net income rose to 6,292 million pesos in the first quarter, 9.7% higher than the same period of the previous year. Earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.54 pesos, and earnings per ADR were 0.96 dollars.

Investments: During the first quarter, 270 million dollars were invested. In Mexico, 172 million dollars were invested in the data and Internet businesses. In Embratel, investments totaled 82 million dollars, of which approximately 23 million dollars were used for the satellite business. In the rest of the operations in Latin America, close to 16 million dollars were used for the development of the infrastructure of the various companies.

Dividends: On March 19, the last dividend payment declared in 2004 of 0.17 Mexican pesos was made and the amount paid was 1,985 million pesos.

Repurchase of shares: During the quarter, the company used 3,383 million pesos to repurchase 158,729,280 of its own shares.

Debt: Total debt rose to the equivalent of 9.266 billion dollars compared with 6.001 billion dollars at March 31, 2004. The increase of 3.265 billion dollars was mainly due to the consolidation of Embratel's debt of 1.151 billion dollars and to the senior notes of 1.750 billion dollars. Of total debt, 24.1% is short-term, 88% is in foreign currency (35.7% considering hedges), and 49.5% carries a fixed rate (61.4% considering interest rate swaps). At March 31, 2005, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2% and currency hedges for 4.845 billion dollars, of which 96% is related to hedges of pesos to dollars and 4% to hedges of reais to dollars.

During the first quarter, TELMEX repurchased in the market 301 million dollars of its 1.5 billion dollars Senior Notes due 2006. At March 31, 2005, the company's consolidated net debt (4) increased to the equivalent of 1.430 billion dollars mainly due to the consolidation of Embratel's net debt (4) and to the recent financing obtained by the company.

Free cash flow (5): In the quarter, resources provided by operating activities were 12,394 million pesos resulting from variations in working capital, investment in the telephone plant and inventories for the operation generated free cash flow of 4,363 million pesos.

Highlights

On January 25, 2005, TELMEX sold two series of senior notes in aggregate principal amount of 1.3 billion dollars in two tranches of 650 million dollars each. One series matures in 2010 and bears interest at 4.75% and the other series matures in 2015 and bears interest at 5.50%. On February 14, this transaction was reopened and the amounts of the two senior note series increased to 950 and 800 million dollars, respectively.

On March 9, 2005, the Board of Directors of the company passed resolutions calling for the Extraordinary, Series "L" Special, and Annual Shareholders' Meetings to be held on April 28, 2005, in order to discuss, among other matters, the following proposals: a two-for one stock split; the approval of the Board of Directors report and financial statements for fiscal year 2004; declaration of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account, with its implicit dividend adjustment of $0.38 Mexican pesos per share and $0.095 Mexican pesos per payment if the stock split is approved. Also included in the resolution was a proposal to add 6 billion Mexican pesos to the funds authorized for TELMEX to purchase its own shares.

On March 21, 2005, TELMEX announced the acquisition of an equity interest in Net Serviços de Comunicação, S.A. (Net). As a result of this transaction and other related transactions, TELMEX holds 36.9% of Net.

On April 9, 2005, TELMEX and other related entities entered into an agreement to sell MCI shares to Verizon Communications, Inc. (Verizon). The sale agreement provides that Verizon will pay 25.72 dollars in cash per share of MCI common stock. Additionally, TELMEX has the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than 35.52 dollars during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

At the beginning of April, Embratel initiated a capital increase plan under which it expects to obtain the equivalent of 700 million dollars by the beginning of May. The fist stage ended April 11 and TELMEX's stake was 94.9% of voting shares and 48.6% of total shares. The first leftover round ended April 19, 2005, and TELMEX's stake was 95.1% of voting shares and 60.8% of total shares.

Mexico Operating Results

Lines in service

From January to March, net line gain was 363,507 lines, as a result of 501,049 connections and 137,542 disconnections. At March 31, there were 17,535,785 lines in service, an annual increase of 9%. Of the additions during the quarter, the prepaid system generated 50.7%, bringing the total of Multifon lines to 1,371,901.

In the first quarter, digital services attained market penetration of 39.2% of lines in service, 3.3 percentage points higher than the same period of the previous year. At March 31, there were 7,665,072 free voice mails (Buzón TELMEX) in operation, an increase of 412,906 free voice mails compared with the fourth quarter of 2004 and representing penetration of 43.7% of lines in service.

Local traffic

During the quarter, 6,642 million local calls were made, a decrease of 1.7% compared with the same period of last year. Lower traffic was due in part to fewer business days in the 2005 period compared with the previous year. Also, in February 2004, some customers' payment date came close together with the billing date that resulted in the one-time effect of billing approximately 94 million additional local calls in the first quarter of 2004.

Long distance traffic

In the first quarter, domestic long distance (DLD) traffic totaled 4,297 million minutes, 6.6% higher than the same period of 2004. International long distance (ILD) outgoing minutes increased 4.2%, totaling 437 million minutes. Incoming ILD minutes totaled 1,241 million minutes, 21.3% higher than the same period of 2004. The incoming-outgoing ratio was 2.8 compared with 2.4 in the same period of last year.

Interconnection

Total interconnection traffic totaled 8,373 million minutes during the quarter, 22% more than in the same period of the previous year. Since January, the calling party pays rate (traffic originated from a fixed line and terminated in the cellular network) decreased 10%. Customers now pay 2.25 pesos per minute, of which TELMEX keeps 0.54 pesos per minute, or 24% of the rate. This traffic increased 3.1% and represented 19.8% of total interconnection minutes. Traffic originated by the cellular system and terminated on TELMEX's network increased 20.3% and represented 17.6% of total interconnection traffic.

The rest of interconnection traffic is related to the several local and long distance operators that the company supports to terminate their calls in TELMEX's network. This traffic increased 30.1% in the first quarter and represented 62.5% of total interconnection traffic.

Corporate networks

Services provided to corporate customers for private networks to transmit data added 86,226 64 Kbps billed line equivalents during the first quarter. At March 31, TELMEX had 1,603,630 billed line equivalents, 33.6% more than the same period of 2004.

Ports equivalent to 64 Kbps, used by the company's customers to access managed network services provided by TELMEX through its public data network and technologies like IP-VPN (Internet Protocol-Virtual Private Network), Frame Relay and Internet, increased 72.6%, totaling 364,056 units.

Internet

The growth in the number of high-speed Internet users (ADSL) continued to accelerate. In the quarter, 105,028 ADSL accounts were added to the Prodigy Infinitum service. At March 31, the company had 665,321 high-speed Internet accounts, an increase of 190.7% compared with the same period of last year.

Internet dial-up customers totaled 1,176,142, a year-over-year decrease of 8% as some customers migrated to high-speed services. The Prodigy Internet Plus and Prodigy Hogar Plus programs that include PC financing ended the quarter with 317,156 customers, representing 27% of total dial-up customers. Additionally, the Prodigy per-minute service ended the quarter with 66,747 customers.

Mexico Financial Results
					%
		1Q 2005		1Q 2004	Inc.
[ millions of Mexican pesos as of March 31, 2005 ]

Revenues	Ps.	29,957	Ps.	30,365	(1.3)
EBITDA		15,906		15,329	3.8
Margin (%)		53.1		50.5	2.6
Operating income		10,991		10,115	8.7
Margin (%)		36.7		33.3	3.4

Revenues: In the first quarter of 2005, total revenues from operations in Mexico totaled 29,957 million pesos, 1.3% lower than the same period of the previous year. Growth in revenues from Internet access and corporate networks was not enough to offset lower revenues from local, domestic long distance, and interconnection.

- Local: Local traffic decreased 1.7%. Along with the reduction in real terms of revenue per line, that caused local revenues to decrease 2.9%.

- DLD: Revenues decreased 4.6% due to the reduction of the rate per minute in real terms and more discounts provided to customers, which were not offset by higher traffic volume.

- ILD: Revenues increased 2.6%. International settlement revenues were higher than the previous year. More outgoing traffic offset ILD's reduction of revenues per minute in real terms. Starting with this year's first quarter, international and worldwide settlement costs are presented in the cost of sales and services item in accordance with international standards.

- Interconnection: Revenues decreased 4.7% as a result of the 10% reduction of the calling party pays rate applied since January 2005 that resulted in a decrease of 1.4% in total Mexico revenues. This was partially offset by higher revenues generated by long distance and cellular operators that terminate traffic on TELMEX's network.

- Corporate networks: Revenues from services related to data transmission and private and managed networks increased 5.3%. This increase was the result of the higher numbers of line equivalents and equivalent ports in service, somewhat offset by higher discounts in connectivity services.

- Internet: Revenues of services related to the Internet platform rose 16.4% due to the 190.7% increase in the number of high-speed users (Infinitum).

- Other: Other revenues are comprised of revenues from the sale of advertising in yellow pages and sales of telecommunications equipment through Tiendas TELMEX (TELMEX Stores). These revenues decreased 2%.

- Costs and expenses: In the first quarter, costs and expenses from the operations in Mexico totaled 18,966 million pesos, a decrease of 6.3% compared with the same period of 2004. This decrease was due to lower costs of sales and services, lower interconnection costs related to the reduction of the calling party pays rate, lower depreciation and amortization and cost control in commercial, administrative and general expenses.

- Cost of sales and services: Cost of sales and services decreased 6.2% mainly due to the change in the accounting policy for PC costs related to Internet services, under which costs will be booked over the life of the customer contract rather than taken when the company purchases the PC, as was the practice in 2004. The new accounting policy is in accordance with international standards.

- Commercial, administrative and general: Commercial, administrative and general expenses decreased 5.1% in the quarter due to lower contributions to Social Security (IMSS), lower advertising expenses, lower travel expenses and lower costs of prepaid cards.

- Transport and interconnection: Transport and interconnection costs decreased 9.3% due to the reduction of the calling party pays rate, the main component of this item, and less activity overall in this type of traffic that increased 3.1%.

- Depreciation and amortization: Depreciation and amortization decreased 5.7% due to fewer assets to be depreciated and to the impact of the exchange and inflation rates.

EBITDA and operating income: EBITDA (1) totaled 15,906 million pesos in the first quarter, 3.8% higher than the same period of 2004. The EBITDA margin was 53.1%; an increase of 2.6 percentage points compared with the previous year. Operating income totaled 10,991 million pesos; an increase of 8.7% compared with the previous year, and the operating margin was 36.7% in the quarter, an increase of 3.4 percentage points compared with the same period of the previous year.

Investments: In Mexico, 172 million dollars were invested, of which close to 30% were used for the development and expansion of new generation services platforms like broadband Internet access and services related to access the public data network and technological convergence. Additionally, 60% was invested in basic access and expansion of the telephone plant and 5.7% in social telephony projects in Mexico.

Debt: Debt rose to the equivalent of 8.073 billion dollars, of which 19% is short-term, 91.3% is in foreign currency (33.7% considering hedges), and 51.1% carries a fixed rate (64.7% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 14.1% to 5.111 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 301 million dollars of Senior Notes due 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the first quarter totaled 1,935.8 million reais, 0.1% higher than in 2004. The increase in revenues was mainly due to the better performance of the corporate networks and Internet businesses, which represented 24.4% of total revenues in the country and increased 7% over a year ago. Long distance services, representing 63.7% of total revenues, decreased 4.2%. Local service revenues continued to reflect growth and increased 16.8%. Costs and expenses in the quarter totaled 1,740 million reais, 2.6% lower than in 2004. Costs of sales and services decreased 8.4% and totaled 152.3 million reais. Transport and interconnection costs increased 3.1% and represented 50.8% of total costs and expenses. Commercial, administrative and general expenses decreased 6.7% in the quarter. Operating income in the quarter was 195.8 million reais, producing an operating margin of 10.1%. EBITDA (1) totaled 474.8 million reais, 4.4% higher than the same period of 2004, with a margin of 24.5%.
Brazil					%
		1T 2005		1T 2004	Inc.
[ millions of reais of each period ]

Revenues	Ps	1,935.8	Ps	1,933.9	0.1
EBITDA		474.8		454.7	4.4
Margin (%)		24.5		23.5	1.0
Operating income		195.8		147.8	32.5
Margin (%)		10.1		7.6	2.5

Chile

Revenues from the operations in Chile during the first quarter totaled 15,444.2 million Chilean pesos, 17.6% higher than the previous year. The corporate networks and Internet businesses represented 31.6% of total revenues and increased 13.1%. The voice business represented 65.4% of total revenues and increased 19.8%. Its improved performance reflected higher domestic and international long distance rates. Costs and expenses were 15,100.9 million Chilean pesos in the quarter, 5.4% higher than in 2004. Transport and interconnection increased 34.1%, partially offset by a 17.1% decline in commercial, administrative and general expenses. Operating income totaled 343.3 million Chilean pesos compared with an operating loss of 1,193.1 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 2.2%. EBITDA (1) totaled 2,994.8 million Chilean pesos, up 8.4 percentage points, producing a margin of 19.4%.
Chile					%
		1T 2005		1T 2004	Inc.
[ millions of Chilean pesos as of March 31, 2005 ]

Revenues	Ps.	15,444.2	Ps.	13,129.5	17.6
EBITDA		2,994.8		1,448.3	106.8
Margin (%)		19.4		11.0	8.4
Operating income		343.3		(1,193.1)	NA
Margin (%)		2.2		(9.1)	11.3

Argentina

Revenues from the operations in Argentina during the first quarter totaled 66.5 million Argentinean pesos, 31.9% higher than in 2004. The corporate networks and Internet businesses that represent 40.2% of total revenues increased 17.1% due to the addition of several corporate customers. The voice business that represents 55.9% of total revenues increased 36.3% due to higher interconnection revenues. Operating costs and expenses increased 9.4% and totaled 62.8 million Argentinean pesos in the quarter. Transport and interconnection cost reflected the biggest increase, 35.5%, and represented 53.5% of total cost and expenses. In the quarter, operating income totaled 3.8 million Argentinean pesos compared with an operating loss of 7 million Argentinean pesos in last year's first quarter. The operating margin was 5.7%, an increase of 19.6 percentage points compared with the same period of the previous year. EBITDA (1) totaled 11.3 million Argentinean pesos, compared with a negative EBITDA in the same period of 2004.
Argentina					%
		1T 2005		1T 2004	Inc.
[ millions of Argentinean pesos of each period ]

Revenues	Ps.	66.5	Ps.	50.4	31.9
EBITDA		11.3		(0.2)	NA
Margin (%)		17.0		(0.4)	17.4
Operating income		3.8		(7.0)	NA
Margin (%)		5.7		(13.9)	19.6

Colombia

Revenues from these operations during the first quarter totaled 22,541.7 million Colombian pesos, 9.4% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses increased 0.7%. Among total costs and expenses, 28.1% corresponded to transport and interconnection and reflected a year-over-year increase of 5.7%. Commercial, administrative and general expenses decreased 19.9% and represented 21.2% of total costs and expenses. Depreciation in the quarter increased 10.2%. Operating income for the quarter totaled 2,827 million Colombian pesos compared with an operating loss of 1,030.6 million Colombian pesos in the same period of last year. The operating margin was 12.5%, 7.5 percentage points higher than the same period of 2004. EBITDA (1) totaled 8,190.5 million Colombian pesos in the quarter, 38.9% more than the same period of last year, and produced a margin of 36.3%, 7.7 percentage points higher than last year's first quarter.
Colombia					%
		1T 2005		1T 2004	Inc.
[ millions of Colombian pesos of each period ]

Revenues	Ps.	22,541.7	Ps.	20,612.8	9.4
EBITDA		8,190.5		5,897.0	38.9
Margin (%)		36.3		28.6	7.7
Operating income		2,827.0		1,030.6	174.3
Margin (%)		12.5		5.0	7.5

Peru

Revenues from operations in Peru during the first quarter totaled 43.7 million new soles, 9.3% higher than the previous year. The voice business, which represented 65.7% of total revenues, increased 18.6% due to growth in telephone traffic, mainly from the increase in digital trunks serving the corporate market as well as interconnection traffic growth. Costs and expenses in the quarter increased 3.5% due to the increase of 21.5% in transport and interconnection costs, which represented 40.8% of total costs and expenses. Depreciation increased 39.5% as a result of the capitalization of assets, including some from previous years. These items were partially offset by cost control initiatives that produced a 29.7% decrease in commercial, administrative and general expenses and by a 9.8% decrease in cost of sales and services. The operating loss in the quarter totaled 0.7 million new soles. EBITDA (1) totaled 10.6 million new soles, producing a margin of 24.3%, an increase of 11 percentage points in the quarter.
Peru					%
		1T 2005		1T 2004	Inc.
[ millions of new soles of each period ]
Revenues	Ps.		Ps.
EBITDA		43.7		40.0	9.3
Margin (%)		10.6		5.3	100.0
Operating income		24.3		13.3	11.0
Margin (%)		(0.7)		(2.8)	NA
		(1.5)		(7.0)	5.5

Consolidated Income Statements

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

Income Statements

[ millions of Mexican pesos as of March 2005 ]
		1Q 2005		1Q 2004	% Inc.

Revenues
Local	Ps.	14,240	Ps.	14,059	1.3
Domestic long distance		8,949		4,392	103.8
International long distance		3,204		2,370	35.2
Interconnection		4,598		4,566	0.7
Corporate network		4,354		2,491	74.8
Internet		2,471		1,595	55.0
Others		1,221		1,077	13.5
Total		39,037		30,550	27.8

Costs and Expenses
Cost of sales and services		7,653		7,225	5.9
Commercial, administrative and general		6,466		4,621	39.9
Transport and interconnection		6,912		3,347	106.5
Depreciation and amortization		6,385		5,274	21.1
Total		27,416		20,467	34.0

Operating income		11,621		10,083	15.3

Comprehensive financing cost (product)
Net interest		745		1,073	(30.5)
Exchange loss (gain), net		572		(330)	(273.2)
Monetary gain, net		(479)		(705)	(32.0)
Total		838		38	2,102.6

Income before tax and employee profit sharing		10,783		10,045	7.3

Provisions for income tax and employee profit sharing		4,268		4,280	(0.3)
Deferred taxes (effect of rate change)

Income before equity in results of affiliates and minority interest		6,515		5,765	13.0

Equity in results of affiliates		(19)		(30)	(35.1)
Minority interest		(204)		-	NA

Net income	Ps.	6,292	Ps.	5,735	9.7

EBITDA	Ps.	18,006	Ps.	15,357	17.3
EBITDA margin (%)		46.1		50.3	(4.2)
Operating margin (%)		29.8		33.0	(3.2)

(*) Percentage higher than 1,000%.

International Operations
Company	Country	% of ownership	Acquisition date	Consolidation date	Local exchange rate to US dollar	Inflation 1st. quarter

TELMEX Argentina	Argentina	100.0	February 24,2004	March 1, 2004	2.9210	0.58%
Techtel	Argentina	83.4	April 19, 2004	May 1, 2004	2.9210	0.58%
Metrored	Argentina	83.4	June 30, 2004	July 1, 2004	2.9210	0.58%
TELMEX Brasil	Brazil	100.0	February 24, 2004	March 1, 2004	2.6660	1.55%
Embratel	Brazil	33.6	July 23, 2004	August 1, 2004	2.6660	1.55%
TELMEX Chile	Chile	100.0	February 24,2004	March 1, 2004	585.9300	-0.41%
TELMEX Corp. (Chilesat)	Chile	99.3	June 8, 2004	July 1, 2004	585.9300	-0.41%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,397.2500	2.13%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.2610	0.25%

The results of the international operations were converted from their local currency to US dollars and for consolidation, to Mexican pesos. The exchange rate used from pesos to US dollars was 11.2942 Mexican pesos per dollar.

The first quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America. Results for the first quarter of 2004 relate to operations in Mexico and, after March 1st, recognize the assets acquired from AT&T Latin America.

Consolidated Balance Sheets
[ millions of Mexican pesos as of March 31, 2005 ]

		March 2005		March 2004
Assets
Cash and short-term investments	Ps.	30,420	Ps.	10,039
Other current assets		44,517		32,820
Plant, property and equipment, net		149,175		125,560
Other assets		5,659		2,874
Goodwill		7,499		52
Projected net asset		24,734		24,047
Deferred taxes		5,494		-
Total assets	Ps.	267,498	Ps.	195,392

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	25,185	Ps.	19,867
Other current liabilities		34,099		20,880
Long-term debt		79,464		49,956
Pensions and seniority premiums		1,727		-
Deferred taxes		17,718		21,008
Total liabilities	Ps.	158,193	Ps.	111,711
Stockholders' equity
Majority stockholders' equity		95,612		83,681
Minority interest		13,693		-
Total stockholders' equity		109,305		83,681
Total liabilities and stockholders' equity	Ps.	267,498	Ps.	195,392

Consolidated Free and Net Cash Flow
(millions of Mexican pesos as of March 2005)
Net Income	Ps.	6,292
+Depreciation and amortization		6,385
+Items not requiring the use of resources		(284)
Resources provided by operating activities		12,394
-Working capital		4,809
-Investment in the telephone plant		3,053
-Inventories for the operation		169
Free cash flow		4,363
Resources used:
-Dividends payments		1,985
-Repurchase of own shares		3,383
-Acquisition of companies		3,532
-Financing amortizations		6,152
Resources provided:
+New financing		20,610
Net cash flow	Ps.	9,921

Mexico Financial Results

Mexico Income Statements
[ millions of Mexican pesos as of March 31, 2005]
		1Q 2005		1Q 2004	Inc.

Revenues
Local		13,646	Ps.	14,059	(2.9)
Domestic long distance		4,187		4,392	(4.6)
International long distance		2,431		2,371	2.6
Interconection		4,347		4,561	(4.7)
Corporate networks		2,434		2,311	5.3
Internet		1,857		1,594	16.4
Others		1,055		1,077	(2.0)
Total		29,957		30,365	(1.3)

Costs and Expenses
Cost of sales and services		6,741		7,185	(6.2)
Commercial, administrative and general		4,325		4,558	(5.1)
Transport and interconnection		2,985		3,293	(9.3)
Depreciation and amortization		4,915		5,214	(5.7)
Total		18,966		20,250	(6.3)

Operating income	Ps.	10,991	Ps.	10,115	8.7

EBITDA	Ps.	15,906	Ps.	15,329	3.8

EBITDA margin (%)		53.1		50.5	2.6
Operating margin (%)		36.7		33.3	3.4

Mexico Balance Sheets
[ milions of Mexican pesos as of March 31, 2005]
		March 2005		March 2004

Assets
Cash and short-term investments	Ps.	25,980	Ps.	9,876
Other current assets		32,780		32,154
Investment in non-consolidated subsidiaries (6)		17,847		2,328
Plant, property and equipment, net		121,112		123,663
Other assets		3,362		2,926
Projected net asset		24,734		24,052

Total assets	Ps.	225,815	Ps.	194,999

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	17,296	Ps.	19,850
Other current liabilities		21,310		20,672
Long-term debt		73,879		49,788
Pensions and seniority premiums		17,718		21,008
Deferred taxes	Ps.	130,203	Ps.	111,318
Total liabilities
Total stockholders' equity		95,612		83,681
Total liabilities and stockholders' equity	Ps.	225,815	Ps.	194,999

(6) Corresponds to subsidiaries in Latin America.
Mexico Operating Results

	1Q 2005	4Q 2004	3Q 2004	2Q 2004	1Q 2004	% Inc. vs. 1Q 2004
Lines in service (thousand units)	17,536	17,172	16,816	16,466	16,083	9.0
Connections	501	590	547	523	541	(7.3)
Disconnections	138	235	197	140	141	(2.5)
Gain	364	356	351	383	399	(9.0)
Multifon Hogar	1,372	1,188	1,015	899	796	72.3
Penetration (%)
Digital services	39.2	38.2	37.4	36.5	35.9	3.3
Voice mail	43.7	42.2	40.9	39.4	35.9	7.8

Local Traffic
[ million units ]

Local calls	6,642	6,583	6,736	6,709	6,754	(1.7)
Interconnection minutes	8,373	8,089	7,817	7,502	6,862	22.0

Long Distance Traffic
[ million minutes]

Domestic long distance	4,297	4,190	4,322	4,158	4,030	6.6
International long distance	1,677	1,628	1,694	1,532	1,442	16.3

Line equivalents 64kbps (thousands)	1,604	1,517	1,374	1,268	1,201	33.6
Internet (thousands)	1,855	1,741	1,604	1,552	1,521	21.9
Prodigy (Dial-up)	1,176	1,167	1,134	1,198	1,278	(8.0)
Infinitum (ADSL)	665	560	456	339	229	190.7
Penetration (%)	12.4	11.8	11.0	10.8	10.8	1.7

Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ million of Mexican pesos as of March 2005 ]		1Q 2005		1Q 2004	% Inc.

Revenues
Access, rent and measured service	Ps.	13,633	Ps.	14,027	(2.8)
Recovery of LADA special projects		0		543	NA
LADA interconnection		1,025		1,028	(0.3)
Interconnection with operators		438		290	51.0
Interconnection with cellular		3,909		4,271	(8.5)
Other		2,080		2,250	(7.6)
Total		21,085		22,409	(5.9)

Costs and expenses
Cost of sales and services		5,010		4,910	2.0
Commercial, administrative and general		3,669		3,737	(1.8)
Interconnection		2,928		3,248	(9.9)
Depreciation and amortization		3,273		3,455	(5.3)
Total		14,880		15,350	(3.1)

Operating income	Ps.	6,205	Ps.	7,059	(12.1)

EBITDA	Ps.	9,478	Ps.	10,514	(9.9)

EBITDA margin (%)		45.0		46.9	(1.9)
Operating margin (%)		29.4		31.5	(2.1)

Mexico Long Distance Service Business

Income Statements
[ million of Mexican pesos as of March 2005 ]		1Q 2005		1Q 2004	% Inc.

Revenues
Domestic long distance	Ps.	3,978	Ps.	4,171	(4.6)
International long distance		2,128		2,095	1.6
Total		6,106		6,266	(2.6)

Costs and expenses
Cost of sales and services		1,325		1,374	(3.6)
Commercial, administrative and general		1,247		1,266	(1.5)
Interconnection to the local network		908		967	(6.1)
Cost of LADA special projects		0		506	NA
Depreciation and amortization		667		720	(7.4)
Total		4,147		4,833	(14.2)

Operating income	Ps.	1,959	Ps.	1,433	36.7

EBITDA	Ps.	2,626	Ps.	2,153	22.0

EBITDA margin (%)		43.0		34.4	8.6
Operating margin (%)		32.1		22.9	9.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Press Release First Quarter 2005.